April 25, 2018

VIA EDGAR

Jeffrey Long

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Re:	Stira Alcentra Global Credit Fund
Post-Effective Amendment No. 4 to Registration Statement on Form N-2
Filed March 29, 2018
File Nos. 333-214405; 811-23210

Dear Mr. Long and Ms. Vroman-Lee:

On behalf of Stira Alcentra Global Credit Fund (the “Fund”), please find transmitted herewith for filing the Fund’s response to verbal comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued on April 23, 2018, with respect to the above-captioned filing. References to page numbers (other than in headings taken from the Commission’s comments) are to pages of Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Commission on March 29, 2018, and prospectus (the “Prospectus”) and Statement of Additional Information (the “SAI”) included therein. We respond to the specific comments of the Staff as follows:

Accounting Comments

Prospectus Cover Page

1.	Please include a bullet point discussing the Expense Support Agreement and the impact such agreement has on the Fund’s ability to make distributions as well as the fact that certain expenses provided by the Adviser pursuant to such agreement are subject to recoupment.

Response: The Fund hereby undertakes to provide the requested disclosure on the Prospectus cover page of the Fund’s final prospectus in the form attached hereto as Exhibit A.

Phone: 202.408.5153 | www.mmmlaw.com

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Jeffrey Long and Ashley Vroman-Lee

U.S. Securities and Exchange Commission

April 25, 2018

Summary of Fees and Expenses

2.	We refer to footnote No. 4 to the table in which you estimate that the Fund will raise $100 million in capital over the next twelve months. Please tell us whether this assumption remains accurate in light of the amount of capital raised to date.

Response: The Fund has reviewed the assumptions contained in the footnotes to the Summary of Fees and Expenses table and hereby confirms that it believes them to be reasonable estimates for the following 12 months. With respect to fundraising, the Fund advises the Staff that, while it satisfied the minimum offering requirement in August 2017, it was not able to offer multiple share classes until November 2017 and was not able to co-invest with affiliates until March 2018. Therefore, the Fund has only recently been able to fully operate as intended. In addition, the Fund notes that many larger financial advisory platforms require that an issuer raise in excess of $25 million before they will place the product on their platform. The Fund expects to reach the $25 million threshold shortly, which it believes will allow for broader distribution of the offering.

In addition, as noted previously to the Staff, Stira Capital Markets Group, LLC (the “Dealer Manager”) has a sales team consisting of external and internal wholesalers as well as personnel in national accounts and marketing that market its products daily. The Dealer Manager believes this team will be able to leverage their current relationships with independent broker-dealers and registered investment advisers to raise the amount of capital estimated in footnote (4) to the Summary of Fees and Expenses table. Further, as noted in the Prospectus, through December 31, 2017, the Dealer Manager has raised approximately $2.0 billion in proceeds from over 40,000 investors in three public, non-listed REITs: Steadfast Income REIT, Inc., Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT III, Inc., as well as a private placement debentures offering in the field of real estate. As a result of these factors, the Fund believes it is reasonable to assume that it will raise $100 million over the next 12 months.

Fund Expenses

3.	We refer to your disclosure regarding the Expense Support Agreement on page 70 of the Prospectus and Page F-26 in the Notes to the Financial Statements. Please revise your tabular disclosure to include a column that shows the distribution rate in effect at the time that each expenses payment and recoupment is made. The Staff has taken the position that recoupments cannot be made if the distribution rate in effect at the time of recoupment is less than the distribution rate in effect at the time of the corresponding expense payment. We refer to the AICPA Audit Risk Alert dated August 1, 2015.

Response: The Fund hereby undertakes to amend the Expense Support Agreement to provide that recoupments will not be made if the distribution rate in effect at the time is less than the distribution rate in effect at the time an expense support payment was made. The Fund also hereby undertakes, beginning with its semi-annual report on Form N-CSR for the period ending June 30, 2018, to add a column to the table currently found on page F-26 in Note 7 to the financial statements entitled “Annualized Distribution Rate Per Share.”

Jeffrey Long and Ashley Vroman-Lee

U.S. Securities and Exchange Commission

April 25, 2018

Financial Statements – Balance Sheet

4.	In future filings that include financial statements, please include a line item in the balance sheet entitled “Commitments and Contingencies” that contains a cross-reference to the relevant note to the financial statements. We refer to Item 6-04.18 of Regulation S-X.

Response: The Fund hereby undertakes to include a line item in its balance sheet entitled “Commitments and Contingencies” in future filings that contain financial statements.

Statements of Operations

5.	We refer to your Statement of Operations that includes $898,631 as expense reimbursements. We further note that in your Balance Sheet, you show $423,613 as a receivable for expense support due from Adviser. Please advise as to the frequency with which the Adviser provides expense support to the Fund and confirm that these figures are both accurate.

Response: The Fund advises the Staff that, pursuant to the Expense Support Agreement, the Adviser is required to provide expense support payments on a quarterly basis. Certain amounts may be paid as incurred or be subject to offset. The amount in the balance sheet shows the amount that was due by the Adviser as of December 31, 2017.

6.	We refer to the “Other Expenses” line item on page F-8. Please confirm that there are no expense categories within this amount that exceed 5% of total expenses. Alternatively, if there are expense categories that exceed 5% of total expenses, please disclose such categories as separate line items in future filings that contain financial statements.

Response: The Fund hereby confirms that there are no expense categories within the “Other Expenses” line item that exceed 5% of total expenses and hereby undertakes to ensure that any expenses that exceed 5% of total expenses will be separately disclosed in future filings that contain financial statements.

Financial Highlights

7.	We refer to footnote 5 on page F-13. Please advise as to whether the total return figure included in the footnote is accurate in light of the fact that the total return figure in the footnote includes a payment from an affiliate but is lower than the amounts in the table. In addition, please advise as to why a similar footnote was not included in the financial highlights for Class A and Class I shares.

Response: The Fund has reviewed footnote 5 to the Financial Highlights presentation for Class T shares and advises the Staff that the disclosure in footnote 5 should state: “Total return reflects a one-time payment from affiliate. If such payment was not included, the returns would have been 1.33%.” The Fund hereby undertakes to correct this disclosure in future reports beginning with its semi-annual report on Form N-CSR for the period ending June 30, 2018.

Jeffrey Long and Ashley Vroman-Lee

U.S. Securities and Exchange Commission

April 25, 2018

A corresponding footnote was not included in the Financial Highlights presentation for Class A or Class I shares since, at the time the contribution was made, the Fund had only sold Class T shares in its offering. The Fund did not obtain exemptive relief to sell multiple share classes until November 13, and, therefore, no Class I or Class A shares were eligible to be sold until after such date.

Legal Comments

Investment Objective, Strategies and Opportunities

8.	We refer to your disclosure on page 36 under the sub-heading, “Minimize Portfolio Concentration.” We note that the Fund has adopted a fundamental concentration policy that does not permit concentration in an industry or a group of industries. Please revise to use a different word than “concentration” in light of the meaning of such term in the 1940 Act.

Response: The Fund hereby undertakes to make the requested revisions to the Prospectus in the form attached hereto as Exhibit B.

* * * * *

Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,
MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:	Richard Gann, Esq.
Gustav Bahn, Esq.

Jeffrey Long and Ashley Vroman-Lee

U.S. Securities and Exchange Commission

April 25, 2018

EXHIBIT A

•	The Fund’s distributions may result from expense support payments from Stira Investment Adviser, LLC (the “Adviser”), which are subject to repayment by the Fund. Shareholders should understand that any such distributions are not based on the Fund’s investment performance, and can only be sustained if the Fund achieves positive investment performance in future periods and/or the Adviser continues to make such expense reimbursements. Shareholders should also understand that the Fund’s future repayments will reduce the distributions that a shareholder would otherwise receive.

Jeffrey Long and Ashley Vroman-Lee

U.S. Securities and Exchange Commission

April 25, 2018

EXHIBIT B